Exhibit (a)(20)

Dear IR Employees

Based on the preliminary results from IR’s 2007 annual meeting of shareholders held today, IR shareholders have re-elected all three of the company’s nominees to the Board of Directors, Jack O. Vance, Thomas Lacey and Mary B. Cranston over the dissident slate of candidates nominated by Vishay. Moreover, the preliminary results indicate that shareholders defeated Vishay’s proposed bylaw amendments. The final results of the annual meeting will be announced after the final tabulation of votes is completed and certified by the independent inspector of election.

This is a tremendous vote of confidence by IR shareholders in the strategy we are implementing to deliver innovative energy-efficient technologies such as our GaN-based power device platform and leading-edge products that meet our customers’ requirements, and create significant value for our stockholders.

Thank you for your continued support as we work as a team towards future success.

A copy of today’s announcement is posted at http://investor.irf.com/phoenix.zhtml?c=96228&p=irol-newsArticle&t=Regular&id=1208404&

Sincerely,

Oleg Khaykin

President and CEO